EXHIBIT 7.6
                                                                     -----------


                                                               November 12, 2007

Union Square Partners, L.P.
230 Park Avenue South
New York, NY 10003
Attn: Craig A. Fisher

Ladies and Gentlemen:

This letter agreement (the "Agreement") confirms our understanding that NewStar Financial, Inc. (the "Company") has agreed, in connection with the purchase of shares of the Company's Common Stock pursuant to that certain Securities Purchase Agreement dated the date hereof by and among the Company, Union Square Partners, L.P. ("USP") and the other purchasers identified on the signature pages thereto (the "Purchase Agreement"), as follows:

1. That, subject to being deemed by the Company's Nominating and Corporate Governance Committee or such other committee of the board charged with the evaluation of candidates for election to the Company's Board of Directors in effect from time to time (the "Nominating Committee") eligible to serve as an independent director under applicable listing standards, the Company's Board of Directors shall nominate one individual designated by USP in the manner set forth in Section 3 below (the "USP Designee") for election at the Company's annual meeting of stockholders (the "Designation Right").

2. That the Designation Right shall terminate in the event that USP's ownership, which share ownership shall not include any affiliates thereof unless USP and such affiliate(s) have a written agreement that they have a joint nomination right hereunder, of the Company's Common Stock declines to below 51% of the percentage of the board represented by one nomination. For the avoidance of doubt, assuming the Company's Board of Directors continues to consist of eight (8) members, the Designation Right shall cease in the even that USP's ownership falls below 6.37% of the Company's outstanding Common Stock as reported in the Company's most recent SEC Report.

3. USP shall submit in writing to the Company's Nominating Committee the USP Designee on or before February 1 of each calendar year; it being understood and agreed that Bradley E. Cooper is currently the USP Designee. It is further understood that (i) the USP Designee may not be an individual other than Bradley E. Cooper while Mr. Cooper remains a member of the Company's Board of Directors unless, after such other individual is designated the USP Nominee in writing to the Company, the Company's Nominating Committee independently nominates Mr. Cooper and (ii) in the event that the USP Designee is not Mr. Cooper, Robert Spass, Jon Kelly or Eric Leathers, such designee shall be subject to the approval of a



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      majority of the Company's Board of Directors, which approval shall not be unreasonably withheld. In the event Mr. Cooper is then a member of the Nominating Committee, he shall recuse himself from such determination.


Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Purchase Agreement. After reviewing this Agreement, please confirm that the foregoing is in accordance with your understanding by signing and returning the duplicate of this letter attached hereto, whereupon it shall be our binding Agreement.


                                       Very truly yours,

                                       NEWSTAR FINANCIAL, INC.

                                       By:  /s/ Timothy J. Conway
                                          ---------------------------------
                                          Timothy J. Conway
                                          Chief Executive Officer


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Agreed to and Accepted
this 12th day of November 2007.

UNION SQUARE PARTNERS, L. P.

By:   /s/ Craig Fisher
    ---------------------------
Name:   Craig Fisher
Title:  General Counsel of Union
        Square Partners GP, Ltd.,
        its ultimate general partner






























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